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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2003

Legrand
(Translation of registrant's name into English)

82, rue Robespierre—BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        Press release dated February 17, 2003 announcing Legrand's 2002 results.

        Legrand's consolidated financial statements as of December 31, 2002.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND
Date: February 19, 2003	Registrant
	By:	/s/ JEAN-LUC FOURNEAU
		Name:	Jean-Luc Fourneau
		Title:	Company Secretary

Press Release

PARIS, FEBRUARY 17, 2003

2002 results in line with projections in testing conditions

        The Board of Directors met under the chairmanship of François Grappotte to adopt financial statements for 2002.

Consolidated data (EUR millions)	2002	2001	Change
Net sales	2 970	3 096	-4.1%
Operating income (EBIT)	363	390	-6.9%
% of sales	12.2%	12.6%
EBITDA	612	625	-2.1%
% of sales	20.6%	20.2%
Net income attributable to Legrand	186	176	+ 5.7%
	6.3%	5.7%
Earnings per share	6.60	6.43	+ 2.6%
Cash flow from operations	413	383	+ 7.8%
% of sales	13.9%	12.4%
Shareholders' equity	1 773	1 777
Net debt	855	1 392

        Sales and results:    Legrand held the decline in its consolidated sales to 0.9% at constant structure and exchange rates, demonstrating its resilience in the current economic environment.

        Operating margin eased slightly to 12.2% of sales, reflecting the impact of lower raw material costs and a productivity drive, combined with the group's commitment to pursuing and even stepping up efforts in both R&D and sales & marketing.

        Altogether, resilient margins combined with tight monitoring of working capital, stricter control of capital expenditures, notably those targeting an increase in production capacity, and the sale of Schneider Electric shares received in exchange for treasury stock tendered in response to its public offer, led to an improvement in the group's financial structure and reduced its net debt.

        Audited consolidated accounts for 2002 are available at www.finance.legrandelectric.com.

        Legrand is the world specialist in products and systems for electrical installations and information networks used in residential and commercial buildings and in industry. Its catalogues feature over 130,000 products and it operates in close to 60 countries, employing close to 27,000 people.

Financial information: Legrand	Press: Publicis Consultants
Nicolas Castex
Phone: +33 (0)1.4972.5353	Phone: +33 (0)1.4443.6907
Fax: +33 (0)1.4360.5492	Fax: +33 (0)1.4443.7565

Legrand

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

Summary

STATUTORY AUDITORS' AND INDEPENDENT AUDITOR'S REPORT
ON THE CONSOLIDATED FINANCIAL STATEMENTS

to the Shareholders and Board of Directors of Legrand S.A.

Dear Sirs,

        In compliance with the assignment entrusted to us by your Shareholder's meeting, we have audited the accompanying consolidated financial statements of Legrand, expressed in Euros for the year ended December 31, 2002.

        These consolidated financial statements have been approved by the Board of Directors on February 17, 2003. Our role is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements give a true and fair view of Legrand and its subsidiaries' financial position and their assets and liabilities as of December 31, 2002 and of the results of their operations for the year then ended in accordance with accounting principles described in Note 1.

        We have also reviewed the information given in the Group's management report. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

Paris, February 17, 2003

Coopers & Lybrand Audit		Ricol, Lasteyrie & Associés		PricewaterhouseCoopers
Statutory auditor		Statutory auditor		Independent auditor
P.B. Anglade Partner	E. Sattler Partner	R. Ricol Partner	G. de Courcel Partner

Consolidated statements of income

For the year ended December 31

	2002	2001	2000
	Euros, in millions
Net sales (note 1 (j))	2 970	3 096	2 799
Operating expenses (note 18 (a))
Cost of goods sold	(1 650)	(1 748)	(1 539)
Administrative and selling expenses	(766)	(775)	(677)
Research and development expenses	(139)	(136)	(123)
Other operating expenses	4		(2)
Amortization of goodwill	(56)	(47)	(29)

Operating income	363	390	429

Interest income (expense) (notes 13 and 19)	(58)	(92)	(64)
Profits (losses) from disposal of fixed assets	6	(3)	(3)
Other revenues (expenses) (note 18 (b))	(72)	(46)	(23)
Expenses related to the takeover bid for shares (note 18 (c))	(4)	(18)

Income before taxes, minority interests and equity in earnings of investees	235	231	339

Income taxes (note 20)	(51)	(56)	(106)

Net income before minority interests and equity in earnings of investees	184	175	233

Minority interests	(2)	(2)	(2)
Equity in earnings of investees	4	3	4

Net income attributable to Legrand	186	176	235

Earnings per share (notes 1 (d) et 10 (b))	2002	2001	2000
	Euros
Primary earnings per share :
Average number of shares outstanding	28 153 862	27 358 081	26 713 006
Earnings per share	6.60	6.44	8.80
Fully diluted earnings per share :
Average number of shares used for the calculation	28 154 052	27 378 432	26 867 510
Earnings per share	6.60	6.43	8.75

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate
(1 euro = 6.55957 French francs).The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 7 to 40 are an integral part of these financial statements.

Consolidated balance sheets

As of December 31

	2002	2001	2000
	Euros, in millions
ASSETS
Current assets
Cash and cash equivalent	506	531	380
Marketable securities (note 9)	122	603	569
Short term restricted cash (note 6)	23
Trade accounts receivable (note 8)	598	674	655
Short-term deferred taxes (notes 1 (i) and 20)	86	67	72
Other current assets	123	136	151
Inventories (notes 1 (h) and 7)	405	465	461

Total current assets	1 863	2 476	2 288
Property, plant and equipment (notes 1 (g) and 3)
At cost	2 467	2 543	2 381
Less accumulated depreciation	(1 481)	(1 451)	(1 301)

	986	1 092	1 080
Other non-current assets
Investments (note 4)	26	29	306
Goodwill (notes 1 ( f) and 2)	973	1 149	976
Long term restricted cash (note 6)	127
Long-term deferred taxes (notes 1 (i) and 20)	77	50	44
Other non-current assets (note 5)	221	474	125

	1 424	1 702	1 451

Total assets	4 273	5 270	4 819

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (note 16)	719	1 288	989
Accounts and notes payable	217	232	253
Short-term deferred taxes (notes 1 (i) and 20)	2	2	5
Proposed dividend for the year (note 23)		60	57
Other current liabilities	435	454	438

Total current liabilities	1 373	2 036	1 742
Long-term deferred taxes (notes 1 (i) and 20)	40	35	35
Long-term liabilities (note 15)	165	174	157
Long-term borrowings (note 14)	699	972	1 179
Subordinated securities (note 13)	215	266	312
Minority interests	8	10	9
Shareholders' equity
Capital stock, par value 2 (note 10)	56	56	53
Additional paid-in capital	171	170	133
Retained earnings (note 12 (a))	1 913	1 725	1 382
Translation reserve (note 12 (b))	(367)	(174)	(183)

	1 773	1 777	1 385

Total liabilities and shareholders' equity	4 273	5 270	4 819

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate
(1 euro = 6.55957 French francs). The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 7 to 40 are an integral part of these financial statements.

Consolidated statements of cash flows

For the year ended December 31

	2002	2001	2000
	Euros, in millions
Operating activities :
Net income attributable to Legrand	186	176	235
Reconciliation of net income to net cash :
-depreciation of tangible assets	173	170	152
-amortization of intangible assets	76	65	42
-changes in long-term deferred taxes	(23)	(40)	6
-changes in other long-term assets and liabilities	(1)	10	(11)
-minority interests	2	2	2
-equity in earnings of investees	(4)	(3)	(4)
-other items having impacted the cash	4	3	5

Working capital provided from operations	413	383	427

(Gains) losses on fixed asset disposals		3	3
(Gains) losses on sales of securities	(10)	(20)	(12)
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
-accounts receivable	51	46	19
-inventories	31	13	(43)
-accounts and notes payable	14	(16)	(131)
-other operating assets and liabilities	(30)	(7)	(19)

Net cash provided from operating activities	469	402	244

Investing activities
Net proceeds from sales of fixed assets	237	19	7
Capital expenditures	(154)	(189)	(234)
Proceeds from sales of marketable securities	519	55	313
Investments in marketable securities and restricted cash	(203)	(56)	(286)
Investments in consolidated entities		(2)	(603)
Investments in non-consolidated entities	(5)	(3)	(258)

Net cash used in investing activities	394	(176)	(1 061)

Financing activities
Related to shareholders' equity :
-capital increase	1		8
-purchase of Legrand's shares		4	(83)
-dividends paid by Legrand	(60)	(57)	(52)
-dividends paid by Legrand's subsidiaries	(2)	(1)
Other financing activities :
-reduction of subordinated securities	(51)	(46)	(42)
-increase (reduction) of borrowings	(169)	(46)	452
-increase (reduction) of commercial paper	(401)	57	619
-increase (reduction) of bank overdrafts	(185)	15	(10)

Net cash (used in) provided from financing activities	(867)	(74)	892

Net effect of currency translation on cash	(21)	(1)	1
Increase (reduction) of cash and cash equivalents	(25)	151	76
Cash and cash equivalents at the beginning of the period	531	380	304

Cash and cash equivalents at the end of the period	506	531	380

Interest paid during the period	137	144	115
Income taxes paid during the period	71	81	122

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate
(1 euro = 6.55957 French francs).The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 7 to 40 are an integral part of these financial statements.

Consolidated statements of shareholders equity

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	Euros, in millions
As of December 31, 1999	54	128	1 283	(211)	1 254

Net income for the year			235		235
Capital increase		5	3		8
Purchase of Legrand's shares (note 10)	(1)		(82)		(83)
Dividend paid for 2000 (notes 10 and 23) :
-Euro 1.87 per common share			(37)		(37)
-Euros 2.99 per preferred non-voting share			(20)		(20)
Changes in translation reserve				28	28

As of December 31, 2000	53	133	1 382	(183)	1 385

Net income for the year			176		176
Capital increase		1			1
Purchase of Legrand's shares (note 10)	3	36	235		274
Dividend proposed for 2001 (notes 10 and 23) :
-Euro 1.87 per common share, included "précompte"			(45)		(45)
-Euros 2.99 per preferred non-voting share, included "précompte"			(23)		(23)
Changes in translation reserve				9	9

As of December 31, 2001	56	170	1 725	(174)	1 777

Net income for the year			186		186
Capital increase		1			1
Schneider Electric shares impact (note 1 (a))			2		2
Changes in translation reserve				(193)	(193)

As of December 31, 2002	56	171	1 913	(367)	1 773

        The comprehensive income (note 1 (q)) is as follows:

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	Euros in millions
For the year ended December 31, 2000	235	28	263
For the year ended December 31, 2001	176	9	185
For the year ended December 31, 2002	186	(193)	(7)

The 2000 accounts, prepared in French francs, have been translated into euros based on the official exchange rate
(1 euro = 6.55957 French francs).The 2001 and 2002 accounts have been prepared in euros.
Notes on pages 7 to 40 are an integral part of these financial statements.

Notes to consolidated financial statements

List of consolidated companies

        The consolidated financial statements comprise the financial statements of Legrand and 112 controlled subsidiaries. The investment in 6 affiliated companies is accounted for by the equity method.

        The most significant consolidated operating subsidiaries, all 100 % owned (Fael excepted, which is 93 % owned), are the following:

French subsidiaries

Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand snc
Martin & Lunel
Planet-Wattohm
Ura
Foreign subsidiaries

Anam	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand	Greece
Legrand sterreich	Austria
Luminex	Colombia
MDS	India
Ortronics	United States of America
Pass & Seymour	United States of America
Pial	Brazil
Tenby Industries	United Kingdom
The Watt Stopper	United States of America
The Wiremold Company	United States of America

1) Accounting policies

        The group's consolidated financial statements are prepared, in all material respects, in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations excepted for the dispensation described hereafter (note 1 (a)).

        The statutory accounts of each company, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with these principles, which are essentially those described hereafter.

a) Exchange of Legrand treasury shares with Schneider's shares

        In 2001, Schneider Electric launched a public exchange offer for all Legrand outstanding shares (see note 27). Legrand brought to this takeover bid for shares the treasury stocks which decreased the net equity until June 30, 2001 (1 382 370 common shares and 55 116 preferred non-voting shares accounted for at a historical cost of € 195 million).

        In exchange for these shares, Legrand received 4 948 527 Schneider Electric shares (2,06 % of the share capital) valued at € 59,36, i.e. € 294 million. The gain of the exchange (€ 99 million after tax) was accounted for directly through the consolidated retained earnings, in compliance with the French and US GAAP. The shares are accounted for on the balance sheet as "other non-current assets".

        Under normal circumstances the application of the accounting principles for the accounting of fixed investments would conduct to account for the gains and losses on the valuation or sale of these stocks through the P&L statement. This method would not be consistent with the accounting treatment of the treasury stocks and accordingly would confuse the understanding of the Group's financial statements.

        In view of the unusual nature of the transaction the company determined that the loss should be imputed directly to equity. Accordingly, the P&L impacts were neutralized in 2001 and will be neutralized in future years, within the limit of the gain (€ 99 million).

        As a consequence, as at December 31, 2001, the Schneider Electric shares were valued at 54 and the variation of the value after tax, i.e. € -20 million, was accounted for directly on net equity.

        As at December 31, 2002, all the shares were sold for a value amounting to € 270 million. The net gain imputed directly to equity amounts to € +2 million after tax.

b) Consolidation

        The financial statements of subsidiaries, which Legrand controls directly or indirectly, are consolidated. Companies in which Legrand owns directly or indirectly an interest of 20 to 50 % are accounted for by the equity method. All significant intercompany transactions have been eliminated.

c) Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period;

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in the consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)".

        For all countries:

  •
  Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d) Earnings per share

        Primary earnings per share are calculated based upon the weighted average number of common and preferred shares outstanding during the period excluding those held by group companies. Fully diluted earnings per share are calculated based upon the assumption that all options granted to employees of the group have been exercised either at the beginning of the year or when they have became exercisable, if later.

e) Statements of cash flows

        The group has defined cash and cash equivalents as cash, short-term deposits or all other financial assets with a maturity date not in excess of three months. Marketable securities are not considered as cash.

f) Intangible assets

        Goodwill, representing the excess of cost over the fair value of net assets at the date of acquisition of purchased companies, is amortized on a straight-line basis over the estimated period of benefit not to exceed 40 years. The company assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

        Costs incurred by group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis according their expected time of use from 3 to 8 years.

        Other intangible assets, included in " other non-current assets " in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g) Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost, including capitalized interest.

        Assets acquired under lease agreements that can be regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h) Inventories

        Inventories are valued at the lower of cost, replacement or net realizable value. Cost is determined by the first-in, first-out (FIFO) method.

i) Deferred income taxes

        In compliance with FASB statement n° 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation date and taking into account the risk for this benefit to be challenged.

j) Net sales

        Net sales are presented before deduction of cash discounts for prompt payment, and after deduction of quantity discounts and rebates. Revenues are recognized at the time the product is shipped.

k) Fair value of financial instruments

        Cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings are reflected in the financial statements at fair value because of the short-term maturity of these instruments.

        For short-term investments, comprised of marketable securities, fair value is determined as being the market prices of these securities.

        The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities.

        The fair value of interest rate swap agreements is the estimated amount that the counterpart would receive or pay to terminate the agreements. In compliance with the French Gaap, the fair value of the swaps is not accounted for.

l) Derivative financial and commodity instruments

        The group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

        Therefore the group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The group also enters into raw material contracts to totally or partially hedge its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

m) Environmental and product liabilities

        In application of FASB statement N° 5 the group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly the group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n) Stock option plans

        In accordance with FASB statement N° 123, the group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB N° 25. Accordingly, compensation cost is measured as the excess of the market price of the company's stock at the date of the grant over the exercise price an employee must pay to acquire this stock.

o) Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p) Transfers and Servicing of financial assets

        FASB statement N° 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

q) Comprehensive Income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (c)) has been added to net income to constitute comprehensive income.

r) Other non-operating revenues and expenses

        The cash discounts granted to customers or received from providers, exchange and translation gains and losses, the restructuring expenses, the gains and losses on assets sales and other extraordinary revenues and expenses are classified as non-operating revenues and expenses.

2) Goodwill (note 1 (f))

        Goodwill is considered as an integral part of the assets of acquired companies. Goodwill which relates to foreign subsidiaries expressed in local currency is translated into euros using the closing rates, except for those entities located in countries with highly inflationary economies for which goodwill is directly determined in euros.

        Goodwill can be analyzed as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Gross value	1 194	1 330	1 108
Accumulated amortization	(221)	(181)	(132)

	973	1 149	976
of which :
- France	42	44	47
- Italy	106	111	116
- Other European countries	110	128	35
- United States of America	662	788	734
- Other countries	53	78	44

	973	1 149	976

        As of December 31, 2002, the most significant goodwill relate to The Wiremold Company in the United States and Bticino in Italy with a net value of 563 and 97 million respectively amortized on a straight-line basis of 40 years. All other items have individually a net value of less than 100 million and are amortized on a straight-line basis between 5 and 40 years. Pussuant to impairment tests, the Group wrote off the goodwill related to United Kingdom subsidiary (€ 12 million).

        Changes in goodwill, mainly related to the first consolidation of companies, are analyzed as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Gross value :
At the beginning of the period	1 330	1 108	445
-new acquisitions	2	183	659
-other changes in gross value	21
-translation effect	(159)	39	4

At the end of the period	1 194	1 330	1 108
Amortization :
At the beginning of the period	(181)	(132)	(102)
-amortization expense	(56)	(47)	(29)
-other changes in amortization
-translation effect	16	(2)	(1)

At the end of the period	(221)	(181)	(132)

3) Property, plant and equipment (note 1 (g))

        Tangible fixed assets, including capitalized leases, are as follows:

	France			Other countries			Total
As of December 31
	2002	2001	2000	2002	2001	2000	2002	2001	2000
	Euros in millions			Euros in millions			Euros in millions
Land	20	20	20	41	44	46	61	64	66
Buildings	296	290	247	301	318	298	597	608	545
Machinery and equipment	752	792	734	727	1 015	894	1 479	1 807	1 628
Construction in progress	87	34	87	243	30	55	330	64	142

	1 155	1 136	1 088	1 312	1 407	1 293	2 467	2 543	2 381
Less depreciation	(738)	(708)	(660)	(743)	(743)	(641)	(1 481)	(1 451)	(1 301)

	417	428	428	569	664	652	986	1 092	1 080

        Changes in property, plant and equipment, can be analyzed as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
At the beginning of the period	2 543	2 381	1 970
-capital expenditures	144	175	222
-disposals	(88)	(67)	(69)
-new consolidated entities	(6)	34	247
-translation effect	(126)	20	11

At the end of the period	2 467	2 543	2 381

        During the same period, the depreciation of fixed assets has changed as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
At the beginning of the period	(1 451)	(1 301)	(1 102)
-depreciation expense	(173)	(170)	(152)
-disposals	73	44	59
-new consolidated entities	3	(17)	(102)
-translation effect	67	(7)	(4)

At the end of the period	(1 481)	(1 451)	(1 301)

a)  Property, plant and equipment include the following assets held under capital leases:

As of December 31	2002	2001	2000
	Euros, in millions
Land	4	4	4
Buildings	58	58	57
Machinery and equipment	9	8	8

	71	70	69
Less depreciation	(21)	(16)	(17)

	50	54	52

b)  Capital lease obligations are presented in the balance sheets as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Long-term borrowings	25	32	40
Short-term borrowings	9	10	9

	34	42	49

c)  Future minimum lease payments related to capital leases are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Payable within one year	9	11	11
Payable in one to two years	10	12	11
Payable in two to three years	6	6	9
Payable in three to four years	5	5	6
Payable in four to five years	5	5	5
Payable beyond five years	2	7	11

	37	46	53
Less interest portion	(3)	(4)	(4)

Present value of future minimum lease payments	34	42	49

4) Investments

        Investments which do not relate to consolidated companies are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Equity method investees	15	14	20
Other investments	11	15	286

	26	29	306

        The key figures, which concern equity method investees, are as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Net sales	31	28	44
Net income	4	5	6
Total assets	28	30	41

5) Other non-current assets

        The other non-current assets are mainly composed of trademarks and patents valued further to Legrand s acquisitions.

        They are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Schneider Electric stocks		266
Trade names	77	80
Patents and licences	23	31	31
Softwares	18	20	21
Miscellaneous	102	76	73

	220	474	125

6) Restricted cash

        Under the terms of the "Senior Credit Agreement" (note 21), a bank deposit amounting to €150 million is required to be maintained and will be released according to the amortization schedule set forth below. The deposit earns interest based on market conditions and is available only for payments on the TSDIs or related derivative obligations.

For the year ended December 31	2002	2001	2000
2003	23
2004	37
2005	43
2006	31
2007	16

	150

7) Inventories (note 1 (h))

As of December 31	2002	2001	2000
	Euros, in millions
Purchased raw-materials and parts	133	156	151
Sub-assemblies, work in process	85	92	84
Finished goods	248	282	284

	466	530	519
Less allowances	(61)	(65)	(58)

	405	465	461

8) Trade accounts receivable

As of December 31	2002	2001	2000
	Euros, in millions
Trade accounts receivable	432	517	462
Notes receivables	191	181	214

	623	698	676
Less allowances	(25)	(24)	(21)

	598	674	655

        The group realizes over 95 % of its sales to distributors of electrical fittings, each of the two largest representing approximately 13 % of consolidated net sales (2001 and 2000: 13 % and 15%, respectively).

9) Marketable securities

        Marketable securities are carried at the lower of cost or market. Unrealized gains which relate to these securities, are analyzed below:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Unrealized gains at the beginning of the period	5	10	10
Increase (reduction) in fair value	5	15	12
Realized gains during the year	(10)	(20)	(12)

Unrealized gains at the end of the period		5	10

        Until the 4th quarter 2002, of the net proceeds of the issuance of the 8 1/2 % debentures (see note 14), 162 millions of dollars were reinvested in marketable securities having an average rating at AA-/Aa3. In order to manage interest and exchange rate risks, these securities, denominated in US dollars, were swapped into a variable remuneration indexed on LIBOR and receivable on the dates of payment of the interest on the debentures. A fluctuation of the US dollar interest rate therefore had no effect on the total market value of these investments and their related swaps. Up to this amount, variations of the US dollar/euro exchange rate resulted in a compensating adjustment of the euro value of balances on the balance sheet.

10) Capital stock and earnings per share

a)  Capital stock

        Capital stock consists of the following number of shares:

As of December 30	2002	2001	2000
Common shares
Issued	21 440 808	21 435 408	21 426 640
Held by the group
- to cover the stock-options plan			(81 200)
- to stabilize the market price			(653 770)
- others			(647 400)
Outstanding	21 440 808	21 435 408	20 044 270
Preferred, non-voting shares
Issued	6 719 529	6 717 529	6 715 349
Held by the group to stabilize the market price			(55 116)
Outstanding	6 719 529	6 717 529	6 660 233

        Preferred non-voting shares have no voting right but have priority as to dividends for an amount of €1.00 per share and in total must be equal to 1.6 times the dividend paid per common share. The consolidated statements of shareholders equity disclose the amount of the dividend paid or proposed for each class of shares.

        Common shares and preferred non-voting shares have equal rights with respect to undistributed earnings.

        From January 1, 1998 to June 30, 2001, all of Legrand s shares held by the group were excluded from consolidated assets and were shown as a reduction of capital stock and additional paid-in capital in an amount corresponding to their historical value of €195 million and €110 million as of December 2000 and 1999, respectively. The average purchase price of Legrand s shares held by the group amounted to €131 per share as of December 2000.

        During the year 2001, and further to the takeover bid for shares described in note 27, Legrand sold all the stocks owned hold (see note 1 (a)).

b)  Earnings per share

        Earnings per share are computed based on the average number of both common and preferred shares outstanding during the period, as specified in note 1 (d).

        FASB statement N° 128 specifies that earnings per share should be calculated separately for each class of shares assuming that the total consolidated income of the year would be distributed as a dividend. This unrealistic assumption is inconsistent with financing requirements for capital expenditures, business development and acquisitions, etc. and has not been retained.

        Earnings per share are shown in the consolidated statements of income.

11) Stock options and employee profit sharing

a)  Stock option plans

        In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

        Holders of stock options granted by Legrand SA (other than holders of stocks options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand. On December 10, 2002, FIMAF and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to FIMAF, if FIMAF so wishes, and FIMAF has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand held by Schneider as a result of the exercise of such stock options. The call options is exercisable by FIMAF for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand shares and in no event later than twelve months after such date. Options subject to Schneider s stock options undertaking have exercise periods that continue through and until November 2007. As of December 31, 2002, the total number of options subject to Schneider undertaking (and thus subject to the put and call agreement) was 219,672 and 5,000 with respect to Legrand s ordinary and preferred non-voting shares, respectively.

Nature of the plans	Subscription								Purchase
dates of attribution of options
	1996		1997		1998		2000	2001	1999
										Total of outstanding plans
nature of shares offered	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	ordinary	ordinary
Number of grantees	5		6		6		8 999	9 122	8 814
Exercisable from	11-1996		12-1997		10-1998		11-2005	11-2005	12-2004
Exercisable until	11-2002		12-2003		10-2004		11-2007	11-2008	12-2006
Option price (in Euros)	107.42	67.08	132.45	89.84	165.56	100.01	191.50	143.00	222.00

Number of options granted	7 400	2 000	11 750	2 500	7 500	2 500	124 240	178 766	85 708	422 364
Options exercised in 1999	0	0	0	0	0	0	0	0	0	0
Options cancelled in 1999	0	0	0	0	0	0	0	0	0	0

Balance at the end of 1999	7 400	2 000	11 750	2 500	7 500	2 500	0	0	85 708	119 358
Options exercised in 2000	(2 000)	0	(3 000)	0	(2 000)	0	0	0	0	(7 000)
Options cancelled in 2000	0	0	0	0	0	0	0	0	(4 508)	(4 508)

Balance at the end of 2000	5 400	2 000	8 750	2 500	5 500	2 500	124 240	0	81 200	232 090
Options exercised in 2001	0	0	0	0	0	0	(18)	0	0	(18)
Options cancelled in 2001	0	0	0	0	0	0	0	0	0	0

Balance at the end of 2001	5 400	2 000	8 750	2 500	5 500	2 500	124 222	178 766	81 200	410 838
Options exercised in 2002	(5 400)	(2 000)	0	0	0	0	0	0	0	(7 400)
Options cancelled in 2002	0	0	0	0	0	0	0	0	0	0

Balance at the end of 2002	0	0	8 750	2 500	5 500	2 500	124 222	178 766	81 200	403 438

        The fair value of options at the date of grant is calculated in compliance with FASB Statement N° 123, using the "Black-Scholes" model, with the following assumptions:

Nature of the plans
	Subscription								Purchase
dates of attribution of options
	1996		1997		1998		2000	2001	1999
nature of shares offered	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	ordinary	ordinary
Expected average life (years)	4 years		4 years		4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	5.37%		4.50%		3.50%		5.54%	5.35%	4.76%
Implied volatility	26.5%	25.4%	36.2%	36.2%	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.5%	3.0%	1.1%	2.9%	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (Euros)	47	25	65	36	93	47	73	58	71

        In accordance with the provisions of APB N° 25, the company did not recognize any compensation cost for the periods ended December 31, 2002 and 2001 (2000: €0.7 million).

        Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non retroactively), the effect on the company s 2002, 2001 and 2000 net income would have not been material neither on earnings per share nor on net worth.

b)  Employee profit sharing

        French law provides for employees sharing in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 6 to 9%).

        In addition to this obligation, French group companies and certain foreign subsidiaries pay to their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

        Employee profit sharing expense amounted to €23 million at the end of December 2002 (€26 million at the end of December 2001 and €27 million at the end of December 2000)

12) Retained earnings and foreign translation reserve

a)  Retained earnings

        Retained earnings of Legrand and its consolidated subsidiaries can be analyzed as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Legrand's legal reserve (not distributable)	6	6	6
Legrand's undistributed retained earnings	675	565	422
Legrand's share of earnings of consolidated companies	1 232	1 154	954

	1 913	1 725	1 382

        Retained earnings of Legrand and those of its French subsidiaries filing a consolidated tax return are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Available for distribution		82	112
Not available for distribution	749	551	382

        The decrease of the available for distribution without precompte retained earnings mainly relates to the distribution of the 2001 dividends.

b)  Foreign currency translation reserve

        As specified in note 1 (c) this account records the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

        From January 1, 1999, the translation reserve corresponding to the translation into euros of the financial statements of subsidiaries located in countries having elected to use the euro as their legal local currency (*) will not be modified and will be recorded in the consolidated balance sheet for its historical value as at December 31, 1998, such amount remaining unchanged until those subsidiaries are sold or substantially liquidated. This principle was also applied to Greece, which elected to use euro as its legal local currency on January 1, 2001.

        The foreign currency translation reserve records the impact of fluctuations in the following currencies:

As of December 31	2002	2001	2000
	Euros, in millions
Euro area's currencies	(181)	(179)	(174)
US dollar	(60)	37	19
Other currencies	(126)	(32)	(28)

	(367)	(174)	(183)

        The line "other currencies" mainly refers to the area "rest of the world" (note 26).

(*)
Countries having elected to use the euro as their legal currency on January 1, 1999 are:
Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain.

13) Subordinated securities

        In December 1990 and March 1992, the company issued, at par, subordinated securities with nominal values of €457 million and €305 million, respectively.

        The subordinated securities have no stated due date or maturity and the company has no obligation to redeem them unless the company enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of the company. In such case, redemption of the principal of the securities would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

        At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, the company is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

        The payment of interest on the subordinated securities can be suspended if (i) Legrand s consolidated net equity falls below €412 million, (ii) Legrand has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

        In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 9.6%, 9.3 % and 8.4 % of the average residual carrying value for each of the years 2002, 2001 and 2000, respectively.

        The amortization of the residual carrying value is as follows:

As of December 31	2002	2001	2000
	Euros, in millions
2001			46
2002		51	51
2003	56	56	56
2004	62	62	62
2005	66	66	55
2006	26	26	37
2007	5	5	5

	215	266	312

14) Long-term borrowings

        On February 14, 1995, Legrand issued on the American public market US$ 400 million of 8 1/2 % debentures due February 15, 2025. Interest on the debentures is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

        The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should the company, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, the company may, at its option, redeem all—but not part—of the debentures. Each holder of the debentures may also require the company to repurchase its debentures upon the occurrence of a hostile change of control.

        In connection with the issuance of the debentures, the company also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge of the payments. As a result of this agreement, the effective interest rate of the debentures after swap is LIBOR plus a margin of 0.53%.

        Legrand has used a portion of this borrowing for the acquisition of certain operations in the United States of America.

        Long-term borrowings (including capitalized leases), in addition to the 8-1/2 % debentures (€382 million at the closing exchange rate), comprise the following:

As of December 31	Euros, in millions	Maturities	Interest rates
currencies :
-Euro	9	2 005	Euribor 3m + 0.60
-Euro	12	2 009	Euribor 3m + 0.50
-Euro	198	2 011	Euribor + 3,25
-Euro	82	2 009	Euribor + 2,25

and other borrowings aggregating €16 million of which the amounts, individually, are not significant, none of them exceeding €10 million. These borrowings will be reimbursed through 2014.

        Long-term borrowings are denominated in the following currencies:

As of December 31	2002	2001	2000
	Euros, in millions
currencies :
-Euro	315	117	143
-US dollar	382	852	1 014
-other currencies	2	3	22

	699	972	1 179

        Maturity dates are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Payable in one to two years	16	15	13
Payable in two to three years	7	44	237
Payable in three to four years	6	408	52
Payable in four to five years	5	7	7
Payable beyond five years	665	498	870

	699	972	1 179

        Interest rates on long-term borrowings are as follows:

As of December 31	Euros, in millions	average interest rates in %
Issued by French companies :
-8 1/2 % debentures	382	2.67%
-bank borrowings	110	3.92%
-capital leases	3	8.26%
Issued by foreign group companies:
-bank borrowings	182	2.86%
-capital leases	22	3.99%

	699

        These borrowings are collateralized as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Assets mortgaged or pledged as collateral	16	10	16
Guarantees given to banks	18	11	6
Guarantees given for the SCA (note 21)	280

	314	21	22

15) Long-term liabilities

        Long-term liabilities are as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Retirement indemnities in France	18	17	16
Other retirement indemnities and benefits	22	17	18
End of contract indemnities (Italy)	44	48	47
Employees profit sharing (long-term portion)	29	33	30
Other long-term liabilities	52	59	46

	165	174	157

a)  Provision for retirement indemnities in France

        Based on labor agreements or internal conventions, the employees of the group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

        The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through a specialized insurance company.

        The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based, since 2001, on an assumption of an increase of salaries of 3 % and a discount rate of 5% (2000: 3 % and 5.5%, respectively)

        In December 1998, the obligation in respect with French retirement indemnities has been partially funded with insurance company. This company, to the extent of the funded percentage, will ensure the payment of the related indemnities to the employees at the date of their retirement. The fund will be increased at the end of each month with the net results of the fund, and, as far as it will be necessary, by additional payments of the group s companies; it will be reduced by the payments to employees.

        Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

        The global obligation is detailed as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Projected benefit obligation at the beginning of the period	39	37	34
New consolidated entities
Rights newly acquired	2	3	5
Rights cancelled	(1)	(1)
Rights used			(2)
Interest cost

Projected benefit obligation at the end of the period	40	39	37

        The evolution of the net assets of the fund is shown below:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Fair-value at the beginning of the period	22	21	18
Increase :
-interest revenues	1	1	1
-employer contribution	1	2
Decrease :
-liquidation of definitively acquired rights	(1)	(1)

Fair-value at the end of the period	22	22	21

        The net impact on the consolidated income is summarized below:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Service cost—rights newly acquired	(2)	(3)	(5)
Service cost—cancellation of previous rights	1	(1)
Payments of rights (net of cancellation of prior reserves)			1
Interest cost
Net revenue of fund	1	1	1

		(3)	(3)

        Legrand entered into a complementary agreement for the pension of the Executive Committee's French members. The net liability, which amounts to €11.6 million as of December 2002, is being amortized over the service life of the employees.

        The group also has various pension arrangements in foreign subsidiaries (except for Wiremold and Legrand UK, see note 15(c), none of which is individually material. Provisions accrued under such obligations amounted to €8 million at the end of December 2002 (€9 million at the end of December 2001 and €8 million at the end of December 2000).

b)  Provision for end-of-contract indemnities in Italy

        In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and approximates one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

        The related expenses amounted to €7 million for the year ended December 31, 2002 (€8 million for the each of the years ended December 31, 2001 and 2000).

c)  Provision for retirement indemnities and other postretirement benefits

        In the United States of America and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

        The pension benefits above amount to €119 million as of December 31, 2002. This amount is compensated by pension fund assets and provisions estimated at €91 million as of December 31, 2002. This discrepancy is spread over the residual employment period of the staff through the pension contribution.

16) Short-term borrowings

As of December 31	2002	2001	2000
	Euros, in millions
Current portion of long-term bank borrowings	8	1	1
Current portion of capital leases	9	9	9
Commercial paper	508	908	852
Bank overdrafts	113	85	91
Other short-term borrowings	81	285	36

	719	1 288	989

        The company regularly issues commercial paper at interest rates based on EONIA. The average interest rate amounted to 3.4%, 4.4 % and 4.4 % for the years ended December 31, 2002, 2001 and 2000, respectively. The borrowings were generally for a period of one month.

17) Other current liabilities

As of December 31	2002	2001	2000
	Euros, in millions
Tax liabilities	121	91	82
Accrued salaries and payroll taxes	134	117	113
Short-term portion of employee profit sharing	7	13	16
Payables related to fixed asset acquisitions	14	17	20
Amounts due for services	59	95	87
Customer advance payments	3	2	2
Others	97	119	118

	435	454	438

18) Analysis of certain expenses

a)  Operating expenses include, in particular, the following categories of costs:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Consumption of raw-materials and parts	(848)	(910)	(815)
Salaries and related payroll taxes	(880)	(895)	(801)
Employees profit sharing	(23)	(26)	(27)

Total cost of personnel	(903)	(921)	(828)

        The headcount of the consolidated companies, registered as of December 2002, amounts to 26 606 (27 146 and 27 110 as of December 2001 and December 2000, respectively).

b)  Other revenues (expenses) include:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Cash discounts granted to customers	(38)	(40)	(31)
Exchange and translation gains (losses)	(1)	(1)	2
Others	(33)	(5)	6

	(72)	(46)	(23)

        The caption "Others" relates principally to restructuring charges.

c)  Expenses related to the takeover bid for shares

        In 2002, Legrand accounted for costs related to the takeover bid for shares (see note 27). The gross value amounts to €4 million (€2.6 million after tax). These costs, mainly fees and bank costs, are non-recurring expenses and are therefore included in nonoperating expenses.

19) Interest income (expense)

For the year ended December 31	2002	2001	2000
	Euros, in millions
Interest income	63	54	57
Interest expense	(97)	(120)	(93)

	(34)	(66)	(36)
Interest on subordinated securities (note 13)	(24)	(28)	(29)

	(58)	(94)	(65)
Less capitalized interest (note 1 (g))		2	1

	(58)	(92)	(64)

20) Income taxes (current and deferred)

        Income before taxes, minority interests and equity in earnings of investees is as follows:

For the year ended December 31	2002	2001	2000
	Euros, in millions
France	61	71	119
Outside France	174	160	220

	235	231	339

        Income tax expense consists of the following:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Current income taxes :
France		(9)	(34)
Outside France	(68)	(125)	(81)

	(68)	(134)	(115)
Deferred income taxes :
France	25	(9)	9
Outside France	(8)	87

	17	78	9
Total income taxes :
France	25	(18)	(25)
Outside France	(76)	(38)	(81)

	(51)	(56)	(106)

        The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

For the year ended December 31	2002	2001	2000
	in percentage
Normal French income tax rate	35,43%	36,43%	37,77%
Increases (reductions) :
-effect of foreign income tax rates	1,35%	(0,92)%	(1,05)%
-non taxable items	6,30%	6,43%	2,90%
-income taxable at specific rates	(5,37)%	(7,73)%	(3,21)%
-others	(18,19)%	(13,29)%	(4,45)%

	19,52%	20,92%	31,96%
Impact on deferred taxes :
-effect of tax rate modifications on opening balance	(1,08)%	0,80%	(0,54)%
-valuation allowances on deferred tax assets	3,34%	2,51%	(0,30)%

Effective income tax rate	21,78%	24,23%	31,12%

        In 2001, the line "others" represents mainly the impact of an assets revaluation in Italy, in compliance with Italian law n° 342 and the decree n°162 (April 13, 2001), retroactively applicable from January 1, 2000. In 2002, this line mainly represents the impact of intercompany assets depreciation.

        Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and is analyzed as follows:

As of December 31	2002	2001	2000
	Euros, in millions
Deferred taxes recorded by French companies	15	(7)	2
Deferred taxes recorded by foreign companies	106	87	74

	121	80	76
Origin of deferred taxes :
-depreciation of fixed assets	(90)	(104)	(93)
-tax losses to be carried forward	62	64	48
-employee profit sharing	6	6	7
-retirement indemnities and benefits	14	13	11
-subordinated securities	39	43	45
-others	90	58	58

	121	80	76

        As of December 31, 2002, the company had unused tax benefits of €62 million which expire in various amounts from 2007 through 2022. A valuation allowance has been recognized to offset the related tax assets in accordance with the accounting principle described in note 1 (i).

        The line "others" represents notably the deferred tax assets related to the allowance for stock depreciation and bad debt.

21) Contingencies and commitments

        The group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the group s consolidated financial position or results of operations.

Legrand's subsidiaries guarantors of FIMAF obligations related to the Senior Credit Agreement:

        The acquisition of Legrand by the Wendel Consortium occurred on December 10, 2002 for an amount of €3 630 million corresponding to a value of €3 700 million for 100 % of the share capital of Legrand. The investment was partially funded through a contribution by the Consortium for a total amount of €1 765 million. The balance of the purchase price was funded with external debt.

        The external debt used to finance the acquisition comprised of loans granted under a Senior Credit Agreement and a Mezzanine Credit Agreement, which was repaid on February 10, 2003 with the proceeds of a high yield bond issued both in Europe and in the United States of America.

        Agreements put in place under the Senior Credit Agreement were agreed by and between:

  •
  FIMAF, which acquired Legrand, FIMEP, FIMAF's parent, Lumina Financing 1, an affiliate of FIMAF, Legrand and certain Legrand's subsidiaries;

  •
  Various unrelated banks and other financial institutions which lent the funds; and

  •
  The credit and guarantees agent.

        As of December 31, 2002, under the acquisition agreement and the Senior Credit Agreement, the lenders transferred €1 335 million indirectly to FIMAF in order to finance the acquisition and other related transactions, and €198 million to Legrand in order to allow Legrand to reimburse existing indebtedness at the acquisition date. Following to the acquisition and prior to December 31, 2002, an additional €82 million was used under a "borrowing base" facility in order to refinance other existing debt of Legrand. Accordingly, as of December 31, 2002, the total indebtedness of Legrand refinanced in connection with the acquisition amounts to €280 million.

        Under these agreements and in accordance with local laws, certain of Legrand's foreign subsidiaries (Dutch, American and Mexican), irrevocably and unconditionally and jointly and severally

  •
  guarantee to each lender and the other finance parties punctual performance by each borrower and guarantor, other than Lumina Financing 1, of all such obligor's obligations under the Senior Credit Agreement and

  •
  undertake with each lender and finance party under the Senior Credit Agreement that whenever an obligor other than Lumina Financing 1 does not pay any amount when due under or in connection with any senior finance document (other than the senior funding bonds), that guarantor shall immediately pay that amount as if it were the principal obligor and

  •
  indemnify each finance party immediately upon demand against any cost, loss or liability suffered by that finance party as a result of the guarantee being unenforceable, invalid or illegal.

        The amounts due under the Senior Credit Agreement are guaranteed in accordance with contracts by and between FIMEP SA, (FIMAF's parent) and certain of Legrand s subsidiaries (where local laws permits it), including:

  (i)
  a pledge granted by FIMAF over a securities account holding the Legrand shares;

  (ii)
  a pledge granted by certain Legrand s subsidiaries over the following shares: BTicino Mexico, BTicino SpA, Pass & Seymour, Inc., The Wiremold Company, Inc. et Legrand Holding, Inc.;

  (iii)
  a pledge over shares granted by EEI B.V;

  (iv)
  a pledge granted over receivables by Legrand SA and Legrand SNC;

  (v)
  an indenture granted by the Legrand's British subsidiaries; and

  (vi)
  a security over inventories, receivables and other assets granted by certain of Legrand's US subsidiaries.

        The foreign subsidiaries concerned by these agreements granted guarantees and pledge collateral to the lenders for a maximum amount of €2 222 million of which €1 615 million are used as of December 31, 2002 (€280 million used by Legrand and €1 335 million used by FIMAF).

        As of December 31, 2002, the following schedule summarizes the future principal payments required by FIMEP and FIMAF under the Senior Credit Agreement:

As of December 31	2002
Euros, in millions
Within one year	17
Payable in one to two years	58
Payable in two to three years	79
Payable in three to four years	111
Payable in four to five years	140
Payable beyond five years	930

1 335

Future rental commitments

        The company and its subsidiaries use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

As of December 31	2002	2001	2000
	Euros, in millions
Payable in 2001			14
Payable in 2002		15	14
Payable in 2003	17	16	11
Payable in 2004	17	8	7
Payable in 2005	12	7	7
Payable in 2006	11	6	7
Payable in 2007	10	7	7
Subsequent years	20	19	16

	87	78	83

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Wendel Consortium, Schneider has a right of first refusal for a period of twelve months following the closing of the Acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the Acquisition with respect to any sales of material assets owned by Legrand.

22) Financial instruments

        The group does not hold or issue financial instruments for trading purposes.

a)  Interest rate swaps

        In order to manage and cover interest rate risks, the group entered into interest rates swaps agreements with selected major financial institutions. The fair values are determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 13)

        The notional amount of these swaps increases over time to a maximum of €760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

Interest rate swap hedging the 8 1/2 % debentures (note 14)

        The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

Interest rate swap hedging specific bank borrowings (note 14)

        The purpose of these swaps is to convert the fixed remuneration paid to the bank into a variable remuneration until the maturity of the borrowings. The fair value of these swaps is exactly symmetrical to the fair value of the borrowings.

As of December 31	2002	2001	2000
	Euros, in millions
Interest rate swaps hedging subordinated securities
notional amount	642	603	566
fair value	(150)	(146)	(149)
Interest rate swap hedging the 8 1/2 % debentures
notional amount	382	451	430
fair value	161	96	87
Interest rate swaps hedging other bank borrowings
notional amount		61	61
fair value		2	2

b) Foreign exchange contracts

        The group entered into forward exchange contracts to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

        The fair value of these exchange contracts is estimated by obtaining quotes for contracts with similar terms. As of December 31, 2002, 2001 and 2000 the accounted for fair value of these contracts amounted to a value under €1 million.

c) Forward price contracts on raw material

        The group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of December 30, 2002 and 2001, there were no contracts in effect.

d) Other financial instruments

        The excess of fair value over carrying value of the marketable securities is disclosed in note 9 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e) Concentration of credit risk

        The group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to perform under the terms of the agreements thereby mitigating the credit risk from the transactions. In order to reduce exposure to counterpart risk, mark-to-market and/or collateral agreements are provided in connection with long-term swap agreements. In managing the credit risk on the market value of the interest rate swap associated with the 8 1/2 % debentures, Legrand had pledged as collateral, in 1995 and for a period of 10 years, a portion of its marketable securities in favor of the relevant institution. This pledge, for an amount of US dollars 162 million, was cancelled by Legrand in the 4th quarter 2002 and replaced by a mark-to-market agreement.

        In addition, Legrand deposited €150 million in favor to certain financial institutions who entered into swap agreements with the Group (note 6). This deposit is included in long and short term restricted cash in the consolidated balance sheets.

        As indicated in note 8 a substantial portion of the company's sales is with two major groups of companies. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The company mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

        Other financial instruments, which potentially subject the group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the group closely monitors the amount of credit exposure with any one financial institution.

23) Appropriation of earnings

        Dividend distribution decided at general meetings of shareholders in prior years resulted in total dividends of €60 and 57 million in respect of 2001 and 2000.

24) Information relating to the officers of the company

For the year ended December 31	2002	2001	2000
	Euros, in millions
Advances and loans	—	—	—
Remuneration paid to the officers of Legrand (*)	1	2	2
-including director's fees (**)	—	—	—

(*)
Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within the company.

(**)
For each year, an amount has been paid as directors' fees, each director receiving annually €2,200.

25) Information relating to the consolidated company

        The Group is consolidated by FIMEP, société anonyme headquartered at 89 rue Taitbout 75009 PARIS.

26) Information by geographic segments

        The activity of the group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the group.

	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	Euros, in millions
2002
Total sales	1 525	703	611	689	363		3 891
Less intra-group transfers	(612)	(135)	(109)	(24)	(41)		(921)

Net consolidated sales	913	568	502	665	322		2 970
Operating income	147	108	13	26	69		363
-of which depreciation of fixed assets	(69)	(30)	(27)	(35)	(12)		(173)
-of which amortization of intangibles	(8)	(10)	(21)	(32)	(5)		(76)
Other revenues (expenses)						(70)	(70)
Interest income						63	63
Interest expense						(121)	(121)
Income taxes						(51)	(51)
Minority interest and equity investees						2	2
Capital expenditures	66	29	23	17	19		154
Total identifiable assets	1 408	567	843	1 095	360		4 273

2001
Total sales	1 555	695	598	766	394		4 008
Less intra-group transfers	(613)	(132)	(89)	(23)	(55)		(912)

Net consolidated sales	942	563	509	743	339		3 096
Operating income	155	115	26	15	79		390
-of which depreciation of fixed assets	(70)	(29)	(26)	(31)	(14)		(170)
-of which amortization of intangibles	(9)	(9)	(8)	(34)	(5)		(65)
Other revenues (expenses)						(67)	(67)
Interest income						54	54
Interest expense						(146)	(146)
Income taxes						(56)	(56)
Minority interest and equity investees						1	1
Capital expenditures	77	38	29	26	19		189
Total identifiable assets	1 406	868	1 155	1 366	475		5 270

2000
Total sales	1 531	664	513	606	334		3 648
Less intra-group transfers	(604)	(114)	(74)	(17)	(40)		(849)

Net consolidated sales	927	550	439	589	294		2 799
Operating income	182	118	21	39	69		429
-of which depreciation of fixed assets	(67)	(28)	(22)	(23)	(12)		(152)
-of which amortization of intangibles	(8)	(8)	(4)	(19)	(3)		(42)
Other revenues (expenses)						(26)	(26)
Interest income						57	57
Interest expense						(121)	(121)
Income taxes						(106)	(106)
Minority interest and equity investees						2	2
Capital expenditures	116	47	29	26	16		234
Total identifiable assets	1 281	761	1 019	1 333	425		4 819

        Sales by French companies, excluding sales to group companies located in France, include the following export sales:

For the year ended December 31	2002	2001	2000
	Euros, in millions
Total sales	1 143	1 167	1 150
of which sales exported to :
-Europe	248	243	231
-other countries	107	111	100

	355	354	331

27) significant events of the year

        On January 15, 2001, Legrand and Schneider Electric announced the launch of a public exchange offer from Schneider Electric for all Legrand outstanding shares.

        Upon completion of this offer, which took place from December 21 to July 25, 2001, Schneider holds 98.3% of Legrand's common shares and 97.5% of Legrand preferred shares.

        On October 10, 2001, the European Union's antitrust authorities rejected the takeover bid and on January 30, 2002, it set the terms for Schneider to withdraw from the Legrand's capital.

        On July 26, 2002, the Wendel Consortium, which consists of Wendel Investissement and Kohlberg Kravis Roberts & Co. L.P. (KKR), signed an agreement with Schneider Electric to acquire its Legrand shares. The Acquisition was completed by a French company FIMAF, on December 10, 2002. The purchase price was euros 3.63 billion corresponding to a value of euros 3.7 billion for 100 % of the shares capital of Legrand.

        The purchase price for the acquistion, as well as related fees and expenses, was financed by a combination of funds provided by the Consortium (euros 1,76 billion), external banks (a Senior Credit Agreement was drawn for an amount of euros 1,832 billion) and a vendor loan from Schneider (euros 150 million). In addition, Legrand and certain subsidiaries have provided guarantees under the Senior Credit Agreement.

        On December 11, 2002 the Consortium has initiated a procedure to carry out a mandatory takeover offer ("garantie de cours"), followed, if necessary by a public buy-out offer ("offre publique de retrait") followed by the squeeze out procedure ("retrait obligatoire") to acquire the remaining outstanding share capital of Legrand held by the public.

28) Reconciliation French to US GAAP

        The tables below show the U.S. GAAP reconciliations of net equity and net income as well as the earnings per share prepared in accordance U.S. GAAP.

SUMMARY RECONCILIATION OF NET INCOME

For the year ended December 31	2002	2001	2000
	Euros, in millions
Net income compliant with French GAAP	186	176	235
TSDI and FAS 133	(2)	(5)	(10)
EITF 93-16	(11)	(6)	0
Sale of Shneider Electric shares	2	(21)	0
FAS 142	38	0	0

Net income compliant with US GAAP	213	144	225

SUMMARY RECONCILIATION OF NET EQUITY

For the year ended December 31	2002	2001	2000
	Euros, in millions
Net equity compliant with French GAAP	1 773	1 777	1 385
TSDI and FAS 133	4	6	11
EITF 93-16	(17)	(6)	0
Pension plan (FAS 87)	(6)	0	0
FAS 142 (net income)	38	0	0
FAS 142 (translation reserve)	(2)	0	0

Net equity compliant with US GAAP	1 790	1 777	1 396

EARNINGS PER SHARE

Earnings per ordinary share (notes 1 ( d) and 10 (b))	2002	2001	2000
	Euros
Primary earnings per share :
Average number of shares outstanding	21 436 083	20 673 646	20 190 179
Earnings per share	6.62	4.59	7.35
Fully diluted earnings per share :
Average number of shares used for the calculation	21 435 682	20 690 051	20 211 713
Earnings per share	6.62	4.59	7.29
Earnings per preferred, non voting share (notes 1 ( d) and 10 (b))	2002	2001	2000
	Euros
Primary earnings per share :
Average number of shares outstanding	6 717 779	6 684 435	6 522 627
Earnings per share	10.59	7.34	11.76
Fully diluted earnings per share :
Average number of shares used for the calculation	6 718 370	6 688 381	6 655 797
Earnings per share	10.59	7.34	11.66

COMPREHENSIVE INCOME

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	Euros in millions
For the year ended December 31, 2000	225	28	253
For the year ended December 31, 2001	144	9	153
For the year ended December 31, 2002	213	(201)	12

a)  Presentation of the statement of income

        To comply with US GAAP, the expenses related to the takeover bid for shares have to be reclassified as part of the operating income (see also note 18 (c)). Other expenses such as restructuring ones are classified as non-operating expenses under French Gaap are requested to be included in the operating income under US Gaap.

b)  Derivative financial instruments

        As indicated in note 13, Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, as indicated in note 22 (a), these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss. Also see note 28 (e).

c)  Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law n°342 and the decree n°162 (April 13, 2001), retroactively applicable from January 1st, 2000 (see note 20). According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for. This reserve amounts to €78 million, out of which €61 million still are booked in the French books.

d)  Dispensation described in note 1 (a)

        As described in note 1 (a), the variation of value of Schneider Electric shares are booked in the net equity and disclosed as fixed investments in the balance sheet. Under US GAAP, the accounting treatment is as follows:

  •
  the Schneider Electric shares are considered as marketable securities (€266 million); and

  •
  the 2002 gains and losses and the reversal of the 2001 reserve carried are recognized as financial income (€4 million before tax as of December 2002 and €26 million before tax as of December 2001)

        This total gain related to this transcation may be summarized as follows under US GAAP:

•	recorded in 2001 net equity:	99
•	recorded in 2001 net income (reserve):	(21)
•	recorded in 2002 net income (gain):	2

•	Total:	80

e)  Consolidation of special purposes entities

        The existing special purpose entities are related to the Subordinated Securities issued by Legrand.

        Under French GAAP, the SPVs are not required to be consolidated. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the TSDIs and related loans has the following impacts:

  •
  Recognition of the debts due by the special purpose entities (€133 million, €171 million and €208 million as of December 31, 2002, 2001 and 2000, respectively) in place of the existing TSDI debt recognized in the French accounts (€197 million, €244 million and €287 million as of December 31, 2002, 2001 and 2000),

  •
  Recognition of the forward receivable and payable due by and to a bank to and by the special purpose entities as the netting of those obligation and asset in the balance sheet is not allowed by FIN 39 rules. The value of the asset carried in the balance sheet corresponds to the accreted value of the interest bearing deposit. The value of the liability corresponds to the present value of the nominal amount of the TSDI; amendments entered into between the SPVs and the third party bank in December 2002 will result in the de-recognition from the balance sheet of these assets and liabilities as of December 31, 2002. and

  •
  Recognition of certain derivative financial instruments at fair value in the Group s balance sheet with changes in fair value being recognized in the statement of income

        Considering the effects outlined above and other effects relating to the TSDIs, the principal impact of this difference on the income statement is to adjust interest income by €4, €3 and €7 million for each of the periods ended December 31, 2002, 2001 and 2000, respectively, and to decrease the net result by €2, €4 and €10 million, respectively, in 2002, 2001 and 2000. The principal impact of this difference on the balance sheet is to increase non-current assets by 280 million, 558 million, 538 million as of December 31, 2002, 2001 and 2000, respectively, and to adjust long-term borrowings by €-64 million, €436 million and €397 million as of December 31, 2002, 2001 and 2000, respectively.

f)  Cash discounts

        Certain amounts related to cash discounts presented as other non-operating revenues and expenses in the consolidated statement of income under French GAAP do not qualify as non-operating items under US GAAP and would be reclassified as a reduction of net sales or cost of goods sold, as appropriate. For each of the years ended December 31, 2002, 2001 and 2000, cash discounts to customers amounting to €38 million, €40 million and €31 million would be reclassified as a reduction of net sales. For each of the years ended December 31, 2002, 2001 and 2000, cash discounts from suppliers amounting to €2 million would be reclassified as a reduction of cost of goods sold.

g)  IRAP

        IRAP is a tax paid in Italy and is required to be classified as part of the income tax in US Gaap.

h)  Minimum pension liability (FAS 87)

        Under US GAAP, the Group is required to recognize a liability related to its pension and postretirement benefit obligations at least equal to the amount by which the accumulated benefit obligation exceeds the market value of plan assets. When recognized, the counterpart to the additional liability is either an intangible asset or a separate component of equity (accumulated other comprehensive income). For the Group, the counterpart is net equity. Under French GAAP, the additional pension liability is not recognized in the balance sheet.

i)  Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test. These Statements are effective for the Group from July 1, 2001 for the new acquisitions and from January 1, 2002 for the former ones.

        The impairment tests have to be applied at the reporting entity level on an annual basis and for the first time on January 1, 2002.

        As at January 1, 2002 and as at December 30, 2002, Legrand applied these Statements for every significant goodwill and used the following assumptions and parameters:

  •
  A weighted average cost of capital of 7.40 % as at January 1, 2002 and 8.50 % as at December 31, 2002

  •
  A increase rate for the cash of 2.00%

  •
  A year 2001 considered as a temporary decline of the economy. A recovery is assumed to occur after the end of 2002.

        Pursuant to this new statement, the group reversed the amortization expenses of goodwills registered under French GAAP (€44 million) and the tax benefit recorded where goodwill is tax deductible (€6 million). In addition, the group wrote off the goodwill related to its United Kingdom subsidiary (€12 million).

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Press Release
2002 results in line with projections in testing conditions
CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002
STATUTORY AUDITORS' AND INDEPENDENT AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
Consolidated statements of income For the year ended December 31
Consolidated balance sheets As of December 31
Consolidated statements of cash flows For the year ended December 31
Consolidated statements of shareholders equity
Notes to consolidated financial statements